Exhibit 99.5
Press Conference

Infosys Limited

Q2 FY27 Earnings Conference Call

October 23, 2026

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Sandeep Mahindroo

Financial Controller and Head Investor Relations

ANALYSTS

Kumar Rakesh

BNP Paribas Mutual Fund

Bryan Bergin

TD Cowen

Yogesh Aggarwal

HSBC Securities

Surendra Goyal

Citi

Jonathan Lee

Guggenheim

Ankur Rudra

JPMorgan

James Friedman

Susquehanna International

Vibhor Singhal

Nuvama Institutional Equities

Gaurav Rateria

Morgan Stanley

Sandeep Shah

Equirus Securities

Keith Bachman

BMO & Company

Moderator

Ladies and gentlemen, greetings, and welcome to Infosys Limited Q2 FY27 Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during this conference call, please signal an operator by pressing star then zero on your touch-tone phone. Please note that this conference is being recorded.

I now hand the conference over to Mr. Sandeep Mahindroo. Thank you, and over to Mr. Mahindroo.

Sandeep Mahindroo

Hello, everyone, and welcome to this earnings call to discuss Infosys Q2 FY27 results. Joining us on this call is CEO and MD, Mr. Salil Parekh; CFO Mr. Jayesh Sanghrajka, along with other members of the leadership team. We will start the call with some remarks by Salil and Jayesh on the performance of the company, subsequent to which we will open up the call for questions.

Please note that anything we say that refers to our future outlook is a forward-looking statement that must be read in conjunction with the risk that the company faces. A complete statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass on the call to Salil.

Salil Parekh

Thanks, Sandeep. Good evening and good morning to everyone on the call. Thank you for joining us.

Our revenue growth for Q2 was at 1.5% YoY and 1.2% sequentially in constant currency terms. Our AI revenue was standout at 10.5% of our total revenue, growing 29% sequentially. Last quarter, it was at 8.2%.

Our large deals were another standout at $5.2 bn for the quarter. This includes two mega deals. One of these mega deals was for over $2 bn with a large international company for a period of seven years and it is net new. This deal is expected to contribute over 1% of revenue growth in the coming financial year. The second mega deal was for $1 bn for a renewal. The large deal pipeline is healthy and includes some other mega deals.

Operating margin was stable at 21%. Free cash flow was strong at $928 mn for the quarter.

As enterprises adopt AI at scale, another quarter of strong growth in AI revenues is a recognition of our differentiated market positioning and client confidence. We are advising large global enterprises on their AI strategy and continue to invest in deep domain and technology capabilities to bring new ideas and an integrated ecosystem to help businesses unlock AI value at scale.

A premier food services company was processing over 10,000 invoices a day across siloed systems, which made approval, disputes and payment tracking difficult. The new solution had to leave existing legacy systems running undisturbed. We used AI to turn business requirements directly into working software and built a single invoicing platform alongside the old systems. The result was 40% faster time to market, 80% less rework and 30% more defects caught before go-live.

In another example, by embedding AI agents into the software modernization lifecycle, we helped an education technology company modernize its aging platform with significantly lower risk and effort, achieving 40% effort reduction and a production ready solution.

As an ecosystem integrator, we continue to work closely with frontier model companies, including both open weight and closed models. Our deep investments in Topaz Fabric help our clients seamlessly navigate between models to ensure token optimization and value realization.

Infosys continues to gain market share, especially where economics of the program is aligned to the stakeholder interest. We remain the preferred AI strategy and deployment partner for our top clients. As AI remains central to enterprise transformation in the years ahead, Infosys is well positioned to help navigate this shift.

Based on our Q2 performance and revised outlook for the rest of the year, our revenue growth guidance is 1% to 2% YoY in constant currency terms. Our operating margin guidance remains the same at 20% to 22%.

Thank you. And with that, let me hand it over to Jayesh for his comments.

Jayesh Sanghrajka

Thank you, Salil. Good morning, good evening, everyone and thank you for joining the call today. Let me begin with some comments about the broader environment. Client spending remains cautious, reflecting geopolitical tensions, inflationary pressures and shifting technology priorities. Selective discretionary spend also tempered the usual Q2 seasonal growth.

Against this backdrop, the key outcomes for the quarter were -

Revenue growth was below our expectations, while AI first revenue now accounts for 10.5% of our revenues. Operating margin was at 21%. Free cash flow was at $928 mn, representing 113% of net profit, large deal wins were at $5.2 bn with 62% net new.

Let me now turn to performance drivers and what it means for our outlook.

Q2 revenues were $5,145 mn, an increase of 1.2% sequentially and 1.5% on YoY in constant currency terms. Acquisition contributed approximately 0.4% to sequential growth. Growth was below our expectations, volumes were softer and price increases were lower than anticipated amidst high competitive intensity.

Q2 AI revenue is now 10.5% of total revenue with strong sequential growth of over 29%. Clients are expanding enterprise wide AI adoption and we are investing in Topaz capabilities and partnerships to support this opportunity.

H1 revenue growth was at 1.9% in constant currency terms and 2.1% in reported terms.

We won 19 large deals in Q2 with a TCV of $5.2 bn, which is second highest quarterly TCV in the last five years. Of this, 62% was net new. This includes an entirely net new $2 bn plus seven year mega deal with a financial services client. Transition is expected to begin in the second half of Q4. This deal is expected to contribute over 1% growth for the company in FY28. We also renewed a $1 bn mega deal with an existing financial services client.

Vertical wise, we won seven deals in Financial Services, five in Manufacturing, two each in Communications, EURS, Life Sciences and one in Hi-Tech. Region-wise, we signed nine deals each in North America and Europe and one in Rest of the World. This takes H1's total large deal wins to $8.8 bn, which is a YoY growth of 28% with 62% net new. This will lay a solid foundation for future growth.

Q2 operating margins were at 21%, decline of 0.1% sequentially.

Major components of the changes are as below:

Headwinds of

-	70 bps from sequential change in post-sales customer support,
-	20 bps additional impact from acquisitions due to one month of additional consolidation,

offset by tailwinds of

-	40 bps of rupee depreciation,
-	20 from Project Maximus and
-	20 bps from higher calendar and working days

Additionally, normalization of 40 bps impact from EURS program terminated in Q1 was offset by lower realization due to high competitive intensity.

For H1, operating margin stood at 21% at the midpoint of our guided range.

Onsite mix reduced further to 22.6%, reflecting our sustained efforts to help clients achieve cost reductions. For H1, onsite mix was down by 0.7%. Utilization, including trainees improved by 0.5%, sequentially to 85.4%, demonstrating continued operational focus. Utilization, excluding trainees decreased to 81.9% due to fresher intake.

Net headcount increased by about 4,400 employees. We hired about 13,000 freshers in H1 in line with our target of approximately 20,000 for FY27.

As mentioned last quarter, we are rolling out compensation hikes to most of our employees effective October '26, with the next phase effective January '27. Attrition reduced to 12.7% versus 13% sequentially.

We expect effective tax rate for the year to be in the range of 29% to 30%.

Q2 yield on cash investment balance was at approximately 6.9%.

DSO for the quarter was 64, down by seven days compared to DSO last year. DSO, including unbilled net of unearned was 77 days, down by 10 days as compared to last year.

Free cash flow generation was strong at $928 mn at 113% of net profit. We ended the quarter with cash and cash equivalents at $4.7 bn and a debt-free balance sheet.

EPS for the quarter stood at `19.32, up 8.7% on a Y-on-Y basis. H1 EPS stood at `38.51, a double-digit growth of 11.7%.

The Board has announced an interim dividend of `26, an increase of 13% compared to last year.

Coming to verticals,

We had robust large deal signings in Financial Services of more than $3.5 bn in Q2 and saw growth momentum across global and regional banks, cards and payments, capital markets and Europe. Mortgage sector is expected to see a slowdown due to increased rate hike expectation. Clients are prioritizing modernization and AI initiatives focused on cost efficiency and enhanced customer experience. They are also increasingly moving from AI experimentation to enterprise wide adoption with Infosys being the preferred AI partner across vast majority of our top clients. While geopolitical and interest rate uncertainty continues to drive cautious spending, strong deal wins and a healthy pipeline positions us well for sustained growth.

Manufacturing continues to face near-term pressures, including lower revenue from a large client. Middle East conflict, inflation and tariffs are constraining discretionary spend and extending decision cycles. Competitive intensity remains high, particularly around AI led productivity commitments. We are helping clients navigate uncertainty by driving initiatives across supply chain visibility, more efficient factories and better process. Clients are relooking at the partners across the value chain, leading to vendor consolidation opportunities.

EURS segment continues to see stable demand with client spending concentrated on targeted, high impact programs rather than broad based discretionary initiatives. Cost optimization, vendor consolidation, core modernization and AI led transformation remains key priorities. While competitive intensity remains high, we are investing in sales and domain capabilities and leveraging differentiated AI led solutions to improve conversions. Large deal pipeline has grown significantly in last one year, which provides future growth visibility.

Sequential growth in Retail segment was primarily impacted by lower third-party revenues. Additionally, subdued environment and macro uncertainty resulted in soft consumer demand, which has led to ramp-downs in some clients. Consumer tech and Logistics are most impacted on account of supply chain disruptions. However, there are opportunities around large cost take-outs as well as transformation programs towards AI. Expectations for AI-led productivity commitments are increasing competitive intensity and reshaping commercial model.

Communications segment is witnessing a challenging demand environment with clients maintaining tight control over discretionary spend and prioritizing cost efficiency. AI led driven productivity expectations are putting pressures on pricing and delivery model. While cost take-outs and vendor consolidations remain the primary drivers, some opportunities are emerging in transformation, legacy modernization and AI-led program. We are strengthening domain capabilities and execution speeds to help clients scale AI and capture these opportunities.

Hi-Tech segment was impacted by lower third-party revenues as well as reduced spend in a few large clients due to cost pressures emanating from budget cuts. Clients remain focused on cost control with hardware spending constrained by macro uncertainties.

We are revising our full year revenue growth guidance to 1% to 2%, reflecting softer-than-expected H1 performance and our updated assessment for the rest of the year. The lower end assumes further deterioration in macro while the upper end assumes improvement. FS and EURS are expected to grow higher than the company average. Our assumptions regarding acquisitions, the large deal European manufacturing client and the shift towards offshore delivery remains broadly unchanged.

Our operating margin guidance is 20% to 22%. H2 margins will be impacted by compensation hikes, softer revenue seasonality, continued sharing of AI driven productivity benefits and ramp-up of large deals. These headwinds will be partly offset by initiatives under Project Maximus.

In summary, while growth in the first half was lower than expectations, deal signing during the period and a strong large deal pipeline with few mega deals provide a solid foundation for future growth.

With that, we can open up for the questions.

Moderator

Thank you very much. We will now begin the question and answer session. Anyone who wishes to ask a question may press star and one or the touch-screen telephone. If you wish to remove yourself from the question queue, you may press star and two. Participants are requested to use handsets while asking a question. Ladies and gentlemen, we will wait for a moment while the question queue assembles.

The first question is from the line of Kumar Rakesh from BNP Paribas. Please go ahead.

Kumar Rakesh

Hi. Good evening. Thank you for taking my question. My first question was, this year, understandably, you had multiple impacts from macro economy, offshoring and client-specific issues as well. As we go into the next year now, especially with the large deal also which you announced, there hopefully will be no large offshoring impact the way it is having this year. We will have additional contribution from the mega deal as well.

Now assuming ceteris paribus, I am assuming everything else being equal is a great way of building model, but a terrible way of planning our business. But just humor me for a minute. Based on the deals that you have locked in so far and the visibility that you have on the flux of your existing deals, do you think you can see next year organic growth, which is flat this year? Do you see some recovery? The purpose of this question is not for you to give a guidance or anything next stage. Just to understand if the headwinds are still emerging or you think that we are largely past them?

Salil Parekh

Hi, Rakesh, this is Salil. I think we feel with the two big movements of this quarter, first on the AI, which is looking very strong at 29% growth quarter on quarter. And that builds on something that has been going on, strong growth over the last few quarters. And the mega deal win that we shared, which gives us support for next year, plus the pipeline that we see on the mega deals and large deals overall, we feel good that the organic business (Editor’s comment) will be in a good shape in next year.

Kumar Rakesh

Thanks, Salil, for that. Next question, second question was around margin. So we are consistently running a high level of subcontractors. So what is the business need to run this at a higher level? And what is stopping us to bring it down to the pre-COVID levels, which used to be about 6 percent?

Jayesh Sanghrajka

If you look at what we have been directing is - there is an endeavor to bring our subcontractor cost down over a period of time. It has come down and then slightly it has inched up again on , it is a factor of at what utilization you are at, what the volume growth comes in, what kind of skills that you need and what geography that you need, right? And sometimes, some of these programs where you need them, maybe short term, immediate kind of a demand, and that is why the subcontractor comes in. But our endeavor is to keep it in a tap, keep it within a broad band, and that is where we are right now.

Kumar Rakesh

Thanks, Jayesh. So my understanding is right, if I see that it is a trade-off between higher -- running higher utilization and running higher subcontracting cost. And may not necessarily be margin accretive if we bring that down also.

Jayesh Sanghrajka

If you are able to bring the subcontractor down by 1%, we have stated in the past, it gives you around 15 bps to 20 bps on margin. So yes, to that extent, there is opportunity, but it will never come down to zero. So even in the best years, we have been in the range of 5%, 6%. So that is the delta that we have here.

Kumar Rakesh

Thanks a lot for answering my questions.

Moderator

Thank you. Next question is from the line of Bryan Bergin from TD Cowen. Please go ahead.

Bryan Bergin

Hi. Good evening, thank you. I was hoping to isolate what changed most in the growth guidance revision versus last quarter? So you gave a lot of details. You talked about volume and price. Hi-Tech and Retail as verticals that have seen pressure. But if we look at the midpoint of the growth guidance for 2027, can you unpack what may be most different, by like the largest drivers?

Jayesh Sanghrajka

Hi, Bryan, so if you look at the last couple of years, we have been getting a price increase or RPP increase as we call it. If you look at what we are seeing today is a pricing pressure on the back of competitive intensity, which has increased in the last couple of quarters. And therefore, that pricing expansion that we are expecting at the beginning of the year has not materialized. So that is one impact for sure.

We saw softer than expected revenue growth or a volume growth in the quarter. So that was the second reason. And slower discretionary spend in some of the sectors, especially the Retail and Hi-Tech that we called out. So those are the three specific reasons that led to lower than our expected revenue in this quarter.

Again, when you look at the overall guidance for the year, I would want to remind that there were certain factors that impacted our overall revenue when you compare that to the rest of the peers. We expect a lower revenue from offshoring. There was a large deal that we walked out of or we did not pursue because it did not meet our return expectations. So those were the things that impacted our overall guidance even at the beginning of the year and as we continue to deliver this year, both of them put together were in the range of 1.8% to 2% impact for the year. So that is the overall guidance in my mind.

And as we look forward, like Salil said, we have a strong deal pipeline with a couple of mega deals in it. We have already signed $5.2 bn with 62% net new. So that gives us a stronger belief in the year that we see coming up.

Bryan Bergin

Okay. That is helpful, thank you. And then my follow-up is on the AI driven productivity. So, when we think about a like for like basis, would you say that has worsened since the start of the fiscal year, meaning clients are demanding more productivity in just the past six months? Or is it more so just getting more prevalent across your client portfolio as AI programs scale?

Salil Parekh

Hi, this is Salil. I think what we see is the effect or the expectation on the productivity is about similar. And we also see some parts of our portfolio have already been exposed to it and others are getting exposed to it. There is a broader uptick, as AI revenues has also gone from 8% to 10%, there is just more awareness of this, especially in some industries, and so we see that coming into play, but the intensity does not seem to have changed.

Bryan Bergin

Okay. Thanks a lot. Thank you.

Moderator

Thank you. Next question is from the line of Yogesh Aggarwal from HSBC Securities. Please go ahead.

Yogesh Aggarwal

Hi. So, just a couple of questions. Firstly, you guys did well in Banking, and it is been a similar result from most companies and Hi-Tech has been weak. So how to read this for you and at the sector level because both these sectors are leading tech adopters. So, is this the second round of deflation at Hi-Tech? And can it spread to other sectors or Banking strength is more relevant and a positive for other sectors?

Salil Parekh

So, what we saw there is, first, Banking, Financial Services has done well. Then we have Energy Utilities, has done well. Then we have parts of Manufacturing, what we also saw in Healthcare. So, it is a broader base multiple sectors, which are looking quite strong. And then we have Hi-Tech, which essentially, I would say, for the most part is focused on one client in the US. And then we have Retail, which is seeing a change in the segment vis-a-vis the client footprint that we have.

So, we see actually there is a lot more industries or sectors, which are showing good traction, good adoption of the AI and also good discretionary like financial services, energy utilities. And we think that, that is more of what is likely to happen across the entire set of industries.

Yogesh Aggarwal

Got it. And just a quick one. Just, I know it is less relevant now, but for the next two quarters, now only five months are less. So, any potential risk to the midpoint of the guidance or any push pulls you can talk about?

Jayesh Sanghrajka

So, as you know, we are entering the seasonally weaker part of the year. There will be furloughs that will impact the H2, there will be lower working days and all of those implications and all of those impacts. So that will definitely be there. And like always, we do not have one model that leads to guidance.

There are always multiple models that leads to multiple points of the guidance. At the lower end of the guidance, we have baked in higher uncertainty at the upper end of the guidance, we have baked in an improvement in the environment. At this point in time, we cannot really say where we will end up. I mean that is on how things play out.

Moderator

Thank you. Next question is from the line of Surendra Goyal from Citi. Please go ahead.

Surendra Goyal

Yes. Hi, good evening. Could you just talk a bit about the nature of work in this net new mega deal? And does it also have any margin implications during the ramp up phase? Thanks.

Salil Parekh

So there, what we are seeing is, it is a business transformation opportunity where we are really using AI to make sure that all of the tech and ops work is better serviced. The approach is really taking some real benefits from AI to apply into it. This was a situation where our teams worked directly with the client teams to shape how this is being developed in terms of the opportunity and the resulting deal itself. We do not see any real margin impact on the transition in this year at all on this one.

Surendra Goyal

Okay. And does it involve asset and people take over as well?

Jayesh Sanghrajka

So, there are no asset takeovers. There will be some people takeover. Again, we do not really give too much details deal by deal. But yes, on an overall basis, there are no asset takeovers.

Surendra Goyal

Understood. Thank you.

Moderator

Thank you. Next question is from the line Jonathan Lee from Guggenhiem. Please go ahead.

Jonathan Lee

Great. Good evening and thanks for taking for my question. This quarter, currency and working days contributed about 60 bps while Maximus contributed only 20 bps. With the October and January wage hikes, acquisition amortization and continued pricing pressure hitting the back half, what would keep fiscal '27 margins above the 21% midpoint? And what would push it below? And how much runway is left on Maximus? And if those savings slow, which other levers can hold margins near that midpoint?

Jayesh Sanghrajka

So Jonathan, if you look at what we have delivered over the last multiple years, we have been able to run the ship with a steady margins. FY25, we had an expansion on margin, in FY26 and H1 of FY27, we have been able to maintain the margins at 21% despite investing in business, whether it is sales and marketing, whether it is building our AI talent, our investment in technology. And all of that we have assumed and absorbed within the margin that we have declared.

Having said that, if you recall at the beginning of the year, I did call out that the acquisition that we have made will have 50 bps impact on our margins overall. So that is an headwind from a full year perspective. As we look forward in the H2, we will have compensation rollout, a large part of that will be effective October and the second phase will be effective January.

So we have headwinds coming from compensation. We have headwinds coming from acquisition-related amortization, etcetera, the seasonally slower part of the year. So yes, we will be able to partially offset that through Project Maximus. But at this point in time, for the year, we are very confident of the guidance that we have given.

Jonathan Lee

That is good color. Thank you. And then on the verticals, look, Hi-Tech and Retail both softened this quarter. Obviously, Hi-Tech tied to a US client ramp down, Retail hurt by lower discretionary spending and smaller third-party. Can you size each impact and say whether it is fully run through? Or should we expect further ramp downs in the back half? And do you see the weakness spreading to other clients in either sector? Or is it isolated?

Jayesh Sanghrajka

So Jonathan, we do not really give a vertical specific guidance or forecast from that perspective. At this point in time, what we have guided for is 1% to 2% on an overall basis in terms of revenue growth for the year.

Jonathan Lee

Got it. Thank you.

Jayesh Sanghrajka

And just to clarify the impact of all the headwinds that we see has been baked in, in the guidance.

Jonathan Lee

Excellent color.

Moderator

Thank you. Next question is from the line of Ankur Rudra from JPMorgan. Please go ahead.

Ankur Rudra

Hi. Thank you for taking my questions. Just a couple of questions on pricing. The pricing pressure you mentioned, is this broad-based across clients? Or is this very client-specific or sector-specific? And what kind of incremental pricing assumptions are you baking in for the second half of the year?

Salil Parekh

Hi, Ankur. This is Salil. Let me start off and then Jayesh will add. So on the pricing, what we are seeing is that across the client base, there is demand or request requirement, which is focused on productivity benefits from the AI that are getting passed on. And then we see also, sometimes those are beyond the sort of thresholds of economic return that we are looking at.

So what we are seeing in the ones, while we are taking on the bulk of the deals, there are some small number where we see that is even higher. On the ones that we are taking on, we see because of that productivity push, the pricing pressure coming through across in different clients across the industries.

Jayesh Sanghrajka

And Ankur, just to add to your second question, at the lower end of the guidance, we have assumed similarto slightly deterioration on the pricing. At the upper end, we have assumed improvement.

Ankur Rudra

So midpoint there is no change in pricing? You basically assume the same pricing continues?

Jayesh Sanghrajka

I mean it is very difficult to call out each factor that will relate to which point of guidance are good. As I always say, there are multiple models that lead to multiple points of guidance, so directionally, lower end is deterioration and upper end would be improvement.

Ankur Rudra

Understood. Just a follow-up question was on the margin profile of your AI revenues. How is that versus a rest of the portfolio now that it is grown to 10%. And secondly, if you can just comment also on the large deals you have signed and pursuing, you have mentioned a couple of mega deals as well. How should we think about the margin, pricing profile of those contracts?

Salil Parekh

So on the large deal signed, the margin profile is similar to what we have signed. So we have not seen that this set of large deals and especially on the mega deal is any different from what we have seen in the past. And we have also mentioned that in general, we have been quite disciplined about the contracts we signed in terms of the economic guideline or return. Similar to that point on the pipeline, the couple of the mega deals or the large deals in that pipeline, we are seeing similar margin profile. So we feel comfortable to look at how that plays out.

Ankur Rudra

And sorry, if you could comment about the AI revenue. Is the margin similar? Higher?

Salil Parekh

On the AI revenue, we do not share externally the margin. Having said that, we are getting good pricing on those deals. We feel confident that the value that we are showing that the clients are seeing it.

And also, we are very competitive in the market in terms of building the capacity because that capacity is at a slightly different cost point also. But overall, we do not share externally the margin of that revenue. But as Jayesh shared earlier, the overall company margin, we remain quite comfortable with the guidance on that.

Ankur Rudra

Understood. Thank you and best of luck.

Moderator

Thank you. Next question is from the line of James Friedman from Susquehanna International. Please go ahead.

James Friedman

Hi. Good evening. Thank you for the opportunity. Salil, thank you for the use cases in AI in your prepared remarks. They are quite illustrative. My question is, could you share some perspective on whether those are in forming and helping you win these large transactions? Are they part of the large transactions? Are they typically shorter duration? Any perspective on the AI dimension from this perspective would be helpful. Thank you.

Salil Parekh

So on that, what we see is any large transaction today has either some elements of AI or in the example of a couple of our large deals we gave color onit is really a business transformation, which is driven by AI. So those examples are significant value contracts in themselves.

And in general, the AI is forming part of almost every large transaction that we are looking at today, where there is an impact on customer service levels, improvement in quality internally, driving growth for the client, doing the cost optimization or modernizing technology, putting agents in for processes and so on. So in any of those business areas, there is an impact of the AI.

James Friedman

Awesome. And then in terms of how the go-to-market on the AI side has evolved for the company, can you share with us your perspective as to how you think the services like foundry are resonating in the market and how the strategy and the go-to-market on AI has evolved? Thank you.

Salil Parekh

So there, we have an approach, which is of multiple components. So first, there is a group which is working very actively on building the partnerships, especially with the leading AI companies, the frontier companies, the open weight model companies and other companies who are also in the AI infrastructure, AI coding areas.

Second is, within each of our segments, we have a dedicated group of individuals who work with our client teams who are infusing the AI into their discussions to bring like the best thinking on what can be done with that AI impact for that client. And there are different industries, have a different approach within that, which processes are being impacted, what outcomes are being looked at.

Then in the delivery organization in each of our large groupings of service lines, we have specialists who are very skilled on AI and then a group which is more dedicated across all of the service lines. Then we have people who have been trained and certified on the different model technologies and on different capabilities with our partner companies.

And then finally, we have the architecture group, which looks at how the AI is being used in a client situation for transformation, even if part of it is being done at the first phase, but the overall picture is being looked at. And we have examples where like for a bank in Europe, for a telco in the US, we made these changes in the overall AI outlook, then parts of it getting implemented. So it is an infusion across the whole company within Infosys, which is interacting with different elements of the client.

James Friedman

Thank you so much, Salil.

Moderator

Thank you. Next question is from the line of Vibhor Singhal from Nuvama Institutional Equities. Please go ahead.

Vibhor Singhal

Thanks for taking my questions. Two questions from my side. On the AI front, you mentioned that AI revenue is now at almost 10% of the revenue growing at 29% quarter-on-quarter. So just wondering if is there a number that we can provide in terms of what is the year-on-year growth rate that we are looking at this number.

The reason that I am asking in the context here is that, is it the right way to look at this AI revenue as a new revenue, which basically keeps on adding up and can possibly mitigate the deflation in the existing legacy book that we are seeing, just like we saw in the digital cycle, eventually when the AI revenue or the growth in the AI revenue becomes large enough to compensate the deflation in revenue. That is where you can expect the overall growth to getting positively impacted by this against the negative impact right now. So any color on that, that if there is a number that you can provide on the year-on-year growth rate on the GenAI part?

Salil Parekh

So I think like how you described the approach is exactly how the evolution of the market. We see that the AI percentage is becoming larger and larger. We are not sharing externally the year-on-year, but I think you can make some assumptions on that based on the data we have already provided. It is a very strong growth year-on-year that is visible today. We know this is new revenue. Some of the examples I shared were things, which we were not able to do that without AI. Some of the business transformation is also new revenue.

So the revenue of 10.5% AI, we are sharing is new revenue. So the way you described it, that is the part that is growing and that really is the place where the maximum attention of the company and the people is. It is falling within that Hexagon that we have described of the six areas. And the more we invest and scale up on the capability, partnerships and the client work, the more we will see that continuing. And at 29% Q-on-Q with the assumptions you can make for Y-on-Y, that is exactly how we see this scaling out and addressing what we are seeing in the AI productivity on the other piece of the revenue.

Jayesh Sanghrajka

Vibhor, if I can just add to what Salil was saying, the first number that we had published was on our AI Day for Q3 of last year, which was 5.5%. So that is a close proxy you can get.

Vibhor Singhal

Got it. Yes, I think I was trying to use that. Maybe that was missing one quarter, but I think a reasonable assumption to make that part as well. So yes, I think that number will do. Really helpful based on that.

On the second question is on the legacy part of the book. Now I know I am kind of taking a long shot here. But the kind of deflation that we are seeing in our legacy book, which, of course, the entire industry is facing, is there a broad number, a broad calculation, that we might have done or that we might have, that okay, this is the part of our order book that has already undergone deflation. And this is the remaining order book that is yet to go under deflation in terms of renewal of contracts, in terms of new contracts that we talk about. Is it possible to calculate and maybe share that number?

Salil Parekh

So the way we are looking at it, we have a fairly detailed sort of work inside the company, but I will give you a little bit of color. If you look at projects or contracts, which are, let us say, smaller below $50 mn in our case. And they could be for one or two years duration. Typically, if they are being signed now or in the recent past, that is already built in the benefit of the AI. So that is already in the mix, if you will.

Then if you have the larger deals, which are multiyear, then depending on where it is in the cycle of the renewal or discussion with the client, if that has already happened, then vast majority of the benefit of the AI productivity is already baked in. If it is not happened, it is not. So that is how we have built an internal model of that, but we have not got anything beyond that sort of color that I can share externally.

Vibhor Singhal

Got it. That was helpful.

Salil Parekh

So one thing I would add, sorry, is that at the end, it is a finite period. It is not an ongoing thing, that is the main, I would say, the element there because that is finite, whereas the AI growth is secular, at least in our minds right now looking quite open.

Vibhor Singhal

Yes, I am sure, Salil, we all hope that that is a finite number that we are dealing with right now. So sure, thanks for your views on that. Just one last question, again, kind of a very a pointed question. You mentioned that we are facing a lot of pricing pressure because of the high competitive intensity. The remark has actually been repeated by a couple of other players also in the industry.

So is it a pricing competition that we have seen across the board, across the deals and across the type of deals? Is it pertaining to maybe a few players which are being aggressive or are we seeing basically high competitive intensity from almost all the players in the industry regardless of their size and capabilities?

Salil Parekh

I think what we see today is there is definitely some of our peers who are putting, I would say, more intense effort into the pricing pressure, but it is also across the board because of the environment and also the discussion on AI productivity, if you are talking with clients today on large programs, it is a three or five year outlook.

So there, small changes in assumptions could make big differences in year three, four and five. And so we are seeing some companies are taking that sort of a view, whereas what we shared earlier, I think we are being a little bit more disciplined in what we can see, that the benefit of the productivity can be realized as opposed to just imagining what can be realized.

Vibhor Singhal

Got it. Thank you so much for taking my questions, and I wish you all the best.

Moderator

Thank you. Next question is from the line of Gaurav Rateria from Morgan Stanley. Please go ahead.

Gaurav Rateria

Hi, congrats on great deal win numbers. My question is actually around the conversion of the deal win into revenues. If you look at our fiscal '25, we ended the year with almost $6.6 bn of net new deal wins, which translated into certain growth in fiscal '26. If you look at fiscal '26, that number was probably was upwards of $8 bn, but that did not translate into a better revenue growth from FY27 perspective, probably because of the weakness in discretionary and leakages in your existing book of business.

So, is there any indication to say that these leakages have peaked out and from here on are not likely to deteriorate further? And any improvement in conversion ratio could drive further better revenue growth in the future?

Salil Parekh

So, I think the way you described it is how we are seeing it, which is that there is a significant amount of net new, which is getting converted. That conversion ratio is about similar in terms of the year duration.

In terms of the leakages, what I would call it slightly different is the productivity impact. So there, what we had that discussion in an earlier question, which is some parts of the portfolio have already witnessed it. So obviously, those parts are not going to witness it again in that same way, if at all.

So we feel quite good now that the next year, that is why we were sharing that from the mega deal, we estimate something like a 1% revenue growth outlook from that one deal that we have signed in Q2. And what we see in the pipeline, we see more of that in this year in terms of potential deals and then the translation on to the revenue into the next year. So we feel quite good that the conversion ratio is stable and the productivity while it is going on, at least some part of the portfolio has already witnessed it.

Gaurav Rateria

Got it. My second question is a follow-up on this one on productivity part. I know like different companies will have their own different business mix and will go through their own cycle based on where their clients are in the journey of adoption and deployment of AI. Based on where we stand today, like where are we in the cycle?

Let us say, if you look at the cloud and digital cycle, there were two years of such phase, right, that where we saw some deflation on existing book and then digital revenues ramped up very, very rapidly. And I have been like listening from various experts that the cycle in AI is even more compressed compared to digital cycle. So based on that corollary, where would you position in terms of in the cycle compared to the last time in cloud and digital?

Salil Parekh

I think first, I would say that what your experts are saying is probably correct. But from our perspective, what we are seeing is that the way that the AI is moving, it is the first part, which is how much are you getting of the new that part with the Hexagon and with the 29% and the growth, I think we have got a pretty decent handle on it, and we feel quite good that, that will continue in that way.

For the second part, we have some understanding of the productivity benefits. We have also been a little bit disciplined on some of the deals. So that also has a play in it. And then as we were discussing earlier, part of the portfolio has already seen it. So overall, we feel that the outlook is quite good in the overall mix of where the business is. We do not have at least to share externally like a number of, you know, where are we in which year and when it will happen, but we feel pretty positive as we look out into the next financial year.

Gaurav Rateria

Got it. Last question, Salil, on new AI revenues, I know that you would not give any externally any numbers on margins. But is it fair to say that from a productivity perspective, from a profit per employee perspective, these will be higher than the company average?

Salil Parekh

So what we can say is in the six groups of the AI and the Hexagon of ours, each has slightly different approach in terms of how it is being done with the client. So what we are seeing is the client is realizing the value of some of that. And what we are also seeing is some of that work is the business transformation driven by AI. That is getting, I would say, a much better sort of value from the client.

And that will continue on and we will also do within the Hexagon more of that work. That is like a shift within the mix itself that we will be trying that. Now the cost of that, which is what your question then gets back to is, also, we are competitive in the market where we are finding that we are scaling the teams, we are training our people. So that part is also something we are, I would say, managing quite okay. And therefore, the economics of that business are pretty decent. But I think, I would not say more than that.

Gaurav

Got it. Thank you. All the very best.

Moderator

Thank you. Next question is from the line of Sandeep Shah from Equirus Securities. Please go ahead.

Sandeep Shah

Yes. So one of your peers has called out that the AI-led deals has a lower tenure and faster conversion in the revenue. So can you give some qualitative outlook whether we are witnessing an uptick in the deal velocity below $50 bn, which we do not disclose in the TCV?

Salil Parekh

So there, I think what we are seeing is that the AI deals are like different types of deals within the Hexagon. And we are not specifically calling out whether that is a shorter or a longer. But any of the large deals what we are doing today has a significant part of the AI in it. So it gives you some color, but we are not sort of calling out specifically the velocity and the duration.

Sandeep Shah

Okay. And, Jayesh, just a clarification regarding the manufacturing client. Is it fair to assume the bulk of the impact of close to 1% impact which we are calling out in the guidance for the full year will come in the fourth quarter, and that could also lead to lower third party cost because the third party cost in the first half is just similar to the last year at closer to 7.4%. And second, if that happens in the fourth quarter of this year, it may have a full year impact in the next year?

Jayesh Sanghrajka

So Sandeep, yes, the large portion of the impact will come in Q4, which is what we had clarified. Beyond that, we do not really call out client specific contours of the deal in terms of how much of that is third party, how much of that is not. So I would not be able to comment on that.

Sandeep Shah

Okay. And just the last thing. The press release mentions that our AI led strategy stands out versus peers. So Salil, you might have partly explained this, but what is one or two things which differentiate to state that the strategy stands out versus earlier, which leads to ramp up in the growth of AI-led revenues?

Salil Parekh

So here, what we are seeing is there are some elements of the approach. So first, we have, a few months ago in the Investor Day shared the strategy we have put in place where we see the addressable market of $300 bn over the next several years in six broad areas. And we feel that is one of the more distinct ways of looking at it. And the AI revenue what we are sharing is coming from those six areas, which is a net new.

The second is we have built the Topaz Fabric, which is, at least in my mind, very distinct from what anyone else has built and it is for clients to come and use it. We have several clients that have implemented it, many clients that are in the process of scaling that up. We have the ability in that Topaz Fabric where we have 15 different foundation models where a client can choose different foundation models, even the different versions, so you can do the Sonnet or you can do the Fable and pick the one that is most suitable for the task for which they are looking at the most token efficient cost. They can then do the work in a way where the data is protected in a sovereign way in their environment, which is very distinct from what anyone else is doing.

Then we have the partnerships which are very strong with all of the frontier model companies plus several of the data and cloud companies with the focus on AI. And then we have the certification and training, which is quite extensive within our system. We are building out the FDE capability. And then if you look at the market analyst ratings, we are in the leading places in most of the ratings on side of the AI. So all-in-all, I feel it is probably the most comprehensive AI approach that there is. But, of course, being inside, we feel that, but we also see with 29% Q-on-Q growth, there is some client comfort on that as well.

Sandeep Shah

Yes. Thanks for the detailed answer and all the best.

Moderator

Thank you very much. Next question is from line of Keith Bachman from BMO & Company. Please go ahead.

Keith Bachman

Hi. Thank you very much. Could you talk about -- are you seeing any signs or are customers actually in-sourcing more? That is to say, the advent of AI, is it making it easier to take more deals in-house rather than going to third-party providers like yourself? Are you seeing that in your order book?

Salil Parekh

So there, what we see is over the past time horizon, there are instances where some companies or clients take a view to in-source pre-AI and with AI. We do not see a difference because of AI. So typically, other factors may trigger that at some time or the other. And equally, in many cases, we see also with AI that things which were done internally, there is an interest for clients to have us do it, but take on the task and use AI to do it more efficiently. So we do not see a pattern that more in-sourcing is happening because of the AI.

Keith Bachman

Okay. My second question is broader than that is just how do you see the competitive landscape changing in terms of the second half of calendar year '26, but more broadly into calendar year '27? And the reason I ask is your results were different than, say, a large provider like Accenture.

And so what I think a lot of investors are trying to do is understand what is leading to Infosys having weaker results than a company like Accenture? And I am extracting out M&A from that equation. But any thoughts on how more broadly, the competitive dynamics may be changing today and as you look forward into calendar year '27? Thank you.

Salil Parekh

So one of the things we have noticed is if you look back over the last two or three years, we have had a consistent even if low growth, but growth every year organic YoY, whereas some of our peers have had years which have been negative and positive. I do not know specifically about the company you mentioned. So that sometimes gives a different sort of complexion on what is going on with that.

In addition, what we see is that our capability and strength is very much focused on the AI becoming real within a client organization. And that is the strength of Infosys even on the past cycles of the technology. Then we have, at least in our instance, a couple of things which are more distinct, for example, with the changes in the global environment, we have seen our offshore percentages higher.

That had an effect, even though the volume remains more similar, the revenue looks a little bit different. And we have also had where we have been -- which we have shared that we have been a little bit more disciplined on some client situations where we have chosen not to take some deals where the economics did not make sense.

So when I put all of that in the mix, I see that our competitive differentiation is pretty strong. We also see that the way we compete when we are head-to-head with many of our peers on AI, we seem to have a tremendous advantage in what sort of dynamics we are seeing. So that is how we would see it with this sort of large mega deal that we have just announced. We see that in addition to the AI giving us some support for the growth next year as well.

Jayesh Sanghrajka

Keith, if I just add…

a quantitative factor to what Salil just mentioned, you know, both the factors, the offshoring and the large deal, Europe manufacturing client that we did not pursue beyond a point. We had called out that both of them put together would roughly mean 1.8% to 2% for the year. So when you compare with anybody else, I think you should keep that in mind.

Keith Bachman

Yes. Fair enough. Okay. Thank you.

Moderator

Thank you very much. Ladies and gentlemen, we will take that as our last question. I will now hand the conference over to the management for closing comments.

Salil Parekh

Thank you. That was really incredible questions. Thank you for that. We are really happy with the work we are doing on AI. To summarize the 29% growth, the distinct approach, 10.5% of our revenue, that is really the primary focus to make sure that that secular trend is something that we lead, and we believe that is what we are doing today. We also have a good traction on mega deal, the second aspect of what is driving growth, and we can see the conversion coming through now, especially as we see in many ways some parts of our portfolio already seen some of the AI productivity impacts.

And then we have good headcount growth and continued focus on recruitment at college, 8,000 in the quarter and 20,000 for the full year. And we do remain quite selective in terms of the economics of the contracts we are pursuing. So all of that put together gives us a pretty strong feeling about what we see in the future with our business. Thanks very much for all your questions and for participating.

Moderator

Thank you very much, members of the management. Ladies and gentlemen, on behalf of Infosys Limited, we conclude today's conference call. Thank you all for joining us, and you may now disconnect your lines. Thank you all.